UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING

HELD ON APRIL 29, 2014

I. Date, Time and Place: On April 29, 2014, at 10:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding board: Chairman, Mr. Murilo Passos, Chairman of the Board of Directors, and Secretary, Mrs. Gisélia Silva, pursuant to article 11 of the Bylaws of the Company.

III. Attendance: Shareholders representing 84.66% of the voting capital of the Company, as per the signatures in the Shareholders Attendance Book. Also present were Messrs. Wilson Ferreira Junior (Chief Executive Officer), Gustavo Estrella (Chief Financial and Investor Relations Officer), William Bezerra Cavalcanti Filho (Chairman of the Fiscal Council), Antonio Carlos Bassalo (Accounting Director) and Christian Canezin (representative of Deloitte Touche Tohmatsu Auditores Independentes).

IV. Call Notice: Call notice was published in the Official Gazette of the State of São Paulo on March 28 and 29, and April 1, 2014, and in the newspaper Valor Econômico, on March 28 and 31, and April 1, 2014.

V. Agenda: (a) to acknowledge the management accounts, examine, discuss and vote on the financial statements of the Company, as well as the reports of the independent auditors and the Audit Board for the fiscal year ended December 31, 2013; (b)  to approve the proposal for the allocation of net income from fiscal year 2013 and the distribution of dividends; (c) to  approve the number of members of the Board of Directors; (d) to elect the members and alternate members of the Board of Directors; (e) to elect the members and alternate members of the Fiscal Council; (f) to fix the overall compensation of the Company’s managers; and (g)  to fix the fees to be paid to Fiscal Council members.

VI. Reading of Documents, Casting of Votes and Drawing Up of Minutes: (1) the reading of documents related to the matters to be discussed at the Annual Shareholders’ Meeting was waived since shareholders were already fully aware of them; (2) the votes, protests and dissensions were numbered, received and certified by the Presiding Board and filed at the head office of the Company, pursuant to article 130, paragraph 1 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”); (3) shareholders authorized the drawing up of the minutes in the summary form and its publication without the signatures of shareholders, pursuant to article 130, paragraphs 1 and 2 of the Brazilian Corporation Law.

VII. Resolutions Taken: After discussing the items on the Agenda, the shareholders resolved:

(a) To approve, by unanimous vote, with due abstentions and without any restrictions, the financial statements of the Company and the management report for the fiscal year ended December 31, 2013, and to take cognizance of the reports of the independent auditors - Deloitte Touche Tohmatsu Auditores Independentes - and the Fiscal Council, pursuant to items “a” and “b” of article 9 and the head paragraph of article 27 of the Bylaws, while placing on record their due publication in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico on March 28, 2014;

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 29, 2014

   CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

(b) To approve, by unanimous vote and without any restrictions, in accordance with item "c" of article 9 and paragraph 2 of article 27 of the Bylaws, the following management proposal for allocation of the net income from fiscal year 2013, in the amount of nine hundred thirty-seven million, four hundred and eighteen thousand, eight hundred and two reais and two centavos (R$ 937,418,802.02), which, added to: (i)  the balance of the income from previous years, in the amount of fifty-six million, two hundred ninety-two thousand, six hundred sixty-six reais and ninety-nine centavos (R$ 56,292,666.99) calculated in accordance with the adjustments made to the Company’s accounting practices in line with the International Financial Reporting Standards (IFRS); (ii) the  realization of comprehensive income in the amount of twenty-five million, nine hundred sixty-one thousand, five hundred ninety-eight reais and twenty-five centavos (R$ 25,961,598.25); (iii)  the variation in the Bylaws reserve in the amount of sixty-one million, eight hundred sixty-three thousand, ninety reais and eighty-three centavos (R$ 61,863,090.83); and (iv)  unclaimed dividends of five million, one hundred seventy-two thousand, three hundred twenty-seven reais and fifteen centavos (R$ 5,172,327.15), resulted in the base amount of one billion, eighty-six million, seven hundred eight thousand, four hundred eighty-five reais and twenty-four centavos (R$ 1,086,708,485.24) to be allocated as follows:

(i) forty-six million, eight hundred and seventy thousand, nine hundred and forty reais and ten centavos (R$ 46,870.940.10) to accrual of the legal reserve, as envisaged in article 193 of Brazilian Corporation Law;

(ii) three hundred and sixty-three million, forty-eight thousand, eight hundred and seventy-eight reais and thirty-seven centavos (R$ 363,048,878.37), declared as interim dividends already paid to shareholders on October 1, 2013, which was calculated towards the minimum mandatory dividend for fiscal year 2013, from the profit recorded in the semiannual balance sheet drawn up on June 30, 2013, as approved at the 226th Meeting of the Board of Directors held on August 14, 2013, based on the provisions of article 29 and 30 of the Bylaws of the Company;

(iii) one hundred and eight million, nine hundred and eighty-seven thousand reais (R$ 108,987,000.00) to the accrual of the retained earnings reserve for investment, based on the capital budget made available to shareholders, in accordance with article 196 of Brazilian Corporation Law, in order to sustain the investment plan for expansion and preservation of the Company’s business, a envisaged in the budget for the years from 2014 to 2018; and

(iv) five hundred and sixty-seven million, eight hundred and one thousand, six hundred and sixty-six reais and seventy-seven centavos (R$ 567,801,666.77) declared as additional dividends, corresponding to R$ 0.590062200 per share, in accordance with article 201 of Brazilian Corporation Law.

It is hereby recorded that, (i) pursuant to paragraph 3, article 205 of the Brazilian Corporation Law and article 31 of the Bylaws of the Company, the additional dividends will be paid on May 8, 2014; (ii) shareholders of record on this date (April 29, 2014), will be entitled to receive the additional dividends; and (iii) the shares issued by the Company will be traded “ex-dividend” at the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”) and the New York Stock Exchange (NYSE) starting April 30, 2014;

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 29, 2014

CPFL ENERGIA S.A.
Publicly Held Company

Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

(c) To approve, by unanimous vote and without any reservations, the number of members of the Board of Directors Company as seven (7), of whom one (1) independent member, pursuant to the head paragraph of article 15 of the Bylaws;

(d) To elect, by majority vote, to the Board of Directors of the Company for a term of one year until the date of the Annual Shareholders’ Meeting to be held in 2015, pursuant to item “e” of article 9 and article 15 of the Bylaws, the slate previously registered with the Company, consisting of: (d.i) nominated by shareholder ESC Energia S.A. (“ESC Energia”): (i) Mr. MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, bearer of identification document (RG) no. 53.080.291-0, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 269.050.007-87, resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, Vila Olímpia, CEP: 04547-005, as member, and as his respective alternate, Mr. FRANCISCO CAPRINO NETO, Brazilian, married, metallurgical engineer, bearer of identification document (RG) no. 9.199.282, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 049.976.298-39, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132; (ii)  Mr. CLAUDIO BORIN GUEDES PALAIA, Brazilian, married, business administrator, bearer of identification document (RG) no. 14.339.880-5, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 176.093.048-24, resident and domiciled in the city and state of São Paulo, with business address at Avenida Nações Unidas, nº 12495, 13º andar, CEP: 04578-000, as member, and as his respective alternate, Mr. FERNANDO AUGUSTO CAMARGO DE ARRUDA BOTELHO, Brazilian, married, business administrator, bearer of identification document (RG) no. 28.972.336-X, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 292.540.028-01, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132; (iii)  Mr. MARCELO PIRES OLIVEIRA DIAS, Brazilian, married, business administrator, bearer of identification document (RG) no. 27.925.160-9, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 258.510.388-96, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, as member, and as his respective alternate, Mr. ANDRÉ PIRES OLIVEIRA DIAS, Brazilian, married, business administrator, bearer of identification document (RG) no. 30.428.494-4, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 219.411.268-55, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 14º andar, CEP: 04538-132; (d.ii) nominated by shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”): (iv) Mr. RENÊ SANDA, Brazilian, married, public bank employee, bearer of identification document (RG) no. 11.583.184, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 050.142.628-05, resident and domiciled in the city of Brasília, Federal District, with residential address at SHIN QI 02, Conjunto 10, Casa 14, Lago Norte, CEP: 71510-100, as member, and as his respective alternate, Mr. OSVALDO CEZAR GALLI, Brazilian, married, business administrator, bearer of identification document (RG) no. 919.601-3, issued by SSP/PR, inscribed in the individual taxpayers register (CPF/MF) under no. 230.491.899/91, resident and domiciled in the city of Maringá, state of Paraná, with business address in the city and state of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, nº 1178, 12º andar, CEP: 04571-000; (v) Mr. DELI SOARES PEREIRA, Brazilian, married, public bank employee, bearer of identification document (RG) no. 4.473.664-2, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 369.030.198/04, resident and domiciled in the city and state of São Paulo, with residential address at Avenida Angélica, nº 1851, Apartamento 161, CEP: 01227-200, as member, and as his respective alternate, Mrs. TERESA PINTO COELHO GOMES, Brazilian, married, public bank employee, bearer of identification document (RG) no. 37247731, issued by IFP/RJ, inscribed in the individual taxpayers register (CPF/MF) under no. 665.881.897-53, resident and domiciled in the city and state of Rio de Janeiro, with residential address at Rua Barão de Ipanema, nº 131, Apartamento 1001, CEP: 22050-030; (d.iii) nominated, jointly, by shareholders Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”) and Bonaire Participações S.A. (“Bonaire”): (vi)Mr. CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, divorced, business administrator, bearer of identification document (RG) no. 8.891.984-5, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 039.464.818-84, resident and domiciled in the city of Brasília, Federal District, with business address at SEPS 702/902, conjunto B, Bloco A, Edifício General Alencastro, CEP: 70390-025, as member, and as his respective alternate, Mrs. PAOLA ROCHA FERREIRA, Brazilian, married, chemical engineer, bearer of identification document (RG) no. 10.754.129-4, issued by DETRAN-RJ, inscribed in the individual taxpayers register (CPF/MF) under no. 081.786.107-60, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, 98, CEP: 20040-030; and (d.iv) as Independent Director, in compliance with item 4.3.3 of the BM&FBovespa Novo Mercado Listing Rules and Paragraphs 2 and 3, article 15 of the Bylaws of the Company: Mrs. MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of identification document (RG) no. 6.578.061-9, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 036.221.618-50, resident and domiciled in the city and state of São Paulo, with business address at Rua Gomes de Carvalho, nº 1510, 14º andar, Vila Olímpia, CEP: 04547-005, as member.

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 29, 2014

CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

The Directors elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under article 147 and subsequent paragraphs of the Brazilian Corporation Law to hold their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 issued by the Securities and Exchange Commission of Brazil (CVM). and (ii) the instrument of investiture, drawn up in the book of minutes of the Board of Directors and after signing the instrument of consent envisaged in the Listing Regulations of the Novo Mercado segment of BM&FBovespa, by which they undertake to comply with the rules set forth therein.

The directors representing the shareholders of the controlling block will also sign their consent to the provisions in the Shareholders’ Agreement filed at the headquarters of the Company.

(e) To elect, by unanimous vote and without any restrictions, to the Fiscal Council of the Company for a term of one year until the date of the Annual Shareholders’ Meeting to be held in 2015, pursuant to item “d” of article 9 and the head paragraph of article 26 of the Bylaws, the slate previously registered with the Company, consisting of: (e.i) nominated by shareholder ESC Energia: (i) Mr. ADALGISO FRAGOSO DE FARIA, Brazilian, married, economist, bearer of identification document (RG) no. MG 2.212.584, issued by SSP/MG, inscribed in the individual taxpayers register (CPF/MF) under no. 293.140.546-91, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, as member, and as his respective alternate, Mr. ROBERTO NAVARRO EVANGELISTA, Brazilian, married, accountant, bearer of identification document (RG) no. 9.735.656-6, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 945.531.658-72, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132; (ii) Mr. MARCELO DE ANDRADE, Brazilian, married, business administrator, bearer of identification document (RG) no. 17.641.048, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 076.244.538-60, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132, as member, and as his respective alternate, Mr. LIVIO HAGIME KUZE, Brazilian, married, business administrator, bearer of identification document (RG) no. 30.051.450-5, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 220.769.508-50, resident and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3600, 12º andar, CEP: 04538-132; (e.ii) nominated by shareholder BB CL I: (iii)Mr. WILLIAM BEZERRA CAVALCANTI FILHO, Brazilian, divorced, economist, bearer of identification document (RG) no. 003.643.978-4, issued by SSP/RJ, inscribed in the individual taxpayers register (CPF/MF) under no. 530.627.607-53, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua Senador Dantas, 105 - 9º andar, CEP: 20031-201, as member, and as his respective alternate, Mrs. MARIA DA GLORIA PELLICANO, Brazilian, married, bank and public bank employee, bearer of identification document (RG) no. 401026, issued by SSP/DF, inscribed in the roll of Individual Taxpayers (CPF/MF) under no 159.097.436-00, resident and domiciled in the city of Brasília, Federal District, with residential address at SHIN QI 4, Conjunto 6, Casa 4, Lago Norte, CEP: 71.510-260; (iv) Mrs. CELENE CARVALHO DE JESUS, Brazilian, married, public bank employee, bearer of identification document (RG) no. 332383, issued by SSP/DF, inscribed in the individual taxpayers register (CPF/MF) under no. 113.674.231-04, resident and domiciled in the city of Brasília, Federal District, with business address at SBS Edifício Sede III - 4º andar, CEP: 70073-901, as member, and as her respective alternate, Mr. CÍCERO DA SILVA, Brazilian, married, pensioner, bearer of identification document (RG) no. 221710, issued by SSP/MT, inscribed in the individual taxpayers register (CPF/MF) under no. 045.747.611-72, resident and domiciled in the city of Campo Grande, state of Mato Grosso do Sul, with business address at Rua 15 de Novembro, 310 – 5º Andar - Sala 503 CEP: 79002-140; whose nomination was supported by shareholders Antares Holdings Ltda. and Brumado Holdings Ltda. and (e.iii) nominated, jointly, by shareholders Energia SP FIA and Bonaire: (v)Mr. MARTIN ROBERTO GLOGOWSKY, Brazilian, married, business administrator, bearer of identification document (RG) no. 4.700.146, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 861.682.748-04, resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, nº 2477, 10º andar, CEP: 01419-907, as member, and as his respective alternate, Mr. TEMÓTEO ROBERTO BRITO DE MIRANDA, Brazilian, married, economist, bearer of identification document (RG) no. 18.120.532-4, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 084.266.408-42, resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, nº 2477, 8º andar, CEP: 01419-907.

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 29, 2014

CPFL ENERGIA S.A.

Publicly Held Company
Corporate Taxpayer ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

The Fiscal Council members elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under the head paragraph of article 162 of the Brazilian Corporation Law to hold their respective positions, and that they are not legally impeded from being elected, pursuant to Instruction 367/02 issued by the Securities and Exchange Commission of Brazil (CVM). and (ii) the instrument of investiture drawn up in the book of minutes of the Audit Board and after signing the instrument of consent envisaged in the Listing Regulations of the Novo Mercado segment of BM&FBovespa by which they undertake to comply with the rules set forth therein, in compliance with paragraphs 1 and 2, article 26 of the Bylaws of the Company.

(f) To establish, by majority vote, pursuant to item “f” of article 9 of the Bylaws, the overall compensation of the Management of the Company at up to seventeen million, three hundred forty-four thousand, ninety-four reais and four centavos (R$ 17,344,094.04), to be paid as from this date until the Annual Shareholders' Meeting to be held in 2015, including all benefits and charges. Of the total compensation amount proposed for the Managers, a sum of one million, eight hundred sixty-nine thousand, seventy-six reais and eighty centavos (R$ 1,869,076.80) is the fixed compensation of the Board of Directors and a maximum of fifteen million, four hundred seventy-five thousand, seventeen reais and twenty-four centavos (R$ 15,475,017.24) is the fixed and variable compensation of the Board of Executive Officers; and

(g) To establish, by unanimous vote and without any restrictions, pursuant to item “f”, article 9, and paragraph 3, article 26 of the Bylaws, the overall compensation of the Fiscal Council members at up to eight hundred nineteen thousand, nine hundred thirty-six reais (R$ 819,936.00), to be paid as from this date until the Annual Shareholders' Meeting to be held in 2015, with the minimum compensation of each member not less than ten percent (10%) of the average compensation attributed to each Executive Officer, excluding benefits, representation fees and profit sharing, pursuant to paragraph 3, article 162 of the Brazilian Corporation Law.

VIII. Closure: There being no further business to discuss, the Chairman adjourned the meeting for the time required to draw up these minutes. After the meeting resumed, the minutes were read, approved and signed by the Chairman of Meeting, the Secretary and the shareholders present.

I certify that this is a true copy of the original minutes recorded in the book of minutes.

Murilo Passos

Chairman of the Meeting

Gisélia Silva

Secretary

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.